BROOKFIELD PROPERTY PARTNERS L.P.

Unaudited balance sheet

as at March 31, 2013

BROOKFIELD PROPERTY PARTNERS L.P.

UNAUDITED BALANCE SHEET

(all dollar amounts are in U.S. dollars)

	As at March 31, 2013	As at January 15, 2013
Assets
Investment (Note 3)	$1,000	$1,000

	$1,000	$1,000

Partners’ capital	$1,000	$1,000

	$1,000	$1,000

The accompanying notes are an integral part of these financial statements.

NOTES TO THE UNAUDITED BALANCE SHEET

1.	ORGANIZATION

Brookfield Property Partners L.P. (the “Partnership”) was formed as a limited partnership established under the laws of Bermuda, pursuant to a limited partnership agreement dated January 3, 2013. The general partner of the Partnership, Brookfield Property Partners Limited, contributed $100 and Brookfield Asset Management Inc. (as a limited partner) contributed $900. The Partnership has been established to serve as the general partner’s primary vehicle to own and operate real property assets on a global basis. The Partnership has been inactive from the date of its formation.

The Partnership’s registered head office is 73 Front Street, Hamilton, HM 12, Bermuda.

The financial statements were approved by the board of directors and authorized for issue on April 30, 2013.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The balance sheet has been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. Separate Statements of Income, Changes in Partners’ Capital and Cash Flows have not been presented as there have been no activities for this entity up to March 31, 2013.

3.	INVESTMENT

The Partnership made an initial capital contribution of $1,000 to Brookfield Property L.P. (the “Property Partnership”), a limited partnership formed under the laws of Bermuda, in exchange for 1,000 limited partner units of the Property Partnership.